UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2 to SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
_________________
COPART, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Common Stock, No Par Value (including the Associated Preferred Stock Rights)
(Title of Class of Securities)
217204106
(CUSIP Number of Class of Securities)
_________________
A. Jayson Adair Chief Executive Officer Copart, Inc. 4665 Business Center Drive Fairfield, CA 94534 (707) 639-5000
(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to: Paul A. Styer, Esq. Senior Vice President, General Counsel and Secretary Copart, Inc. 4665 Business Center Drive Fairfield, CA 94534 (707) 639-5000
Copy to:
Robert F. Kornegay, Esq. Robert T. Ishii, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 Tel: (650) 493-9300
_________________
CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$463,000,000	$35,834.30

*

Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 12,172,088 shares of common stock at the tender offer price of $38.00 per share.

**

The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction for fees paid prior to December 27, 2010 and $116.10 for each $1,000,000 of the value of the transaction for fees paid after December 27, 2010.

☒

Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,520.00

Filing Party: Copart, Inc.
Form or Registration No.: Schedule TO-I

Date Filed: December 15, 2010

Amount Previously Paid: $7,314.30

Filing Party: Copart, Inc.
Form or Registration No.: Schedule TO-I/A

Date Filed: January 18, 2011

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTION

    Copart, Inc., a California corporation (“Copart”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 15, 2010, as amended by Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on January 18, 2011 (as so amended, the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 2, relates to the offer by Copart to purchase up to 10,526,315 shares of its common stock, no par value, including the associated preferred stock rights issued pursuant to the Preferred Stock Rights Agreement, dated as of March 6, 2003, between Copart and Computershare Trust Company, N.A., as successor to Equiserve Trust Company, N.A., as amended, at a price of $38.00 per share, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 15, 2010 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal, previously filed as Exhibit (a)(1)(B) to the Schedule TO (which together, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer expired at 5:00 p.m., New York City time, on Friday, January 14, 2011. This Amendment No. 2, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.

     Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on Schedule TO.

Item 11. Additional Information.

 Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following:

 On January 24, 2011, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on Friday, January 14, 2011. A copy of the press release is filed as Exhibit (a)(1)(I) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

 Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(I)	Press Release, dated January 24, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Date: January 24, 2011

COPART, INC.

By:

/s/ William E. Franklin

Name: William E. Franklin

Title: Senior Vice President of Finance and Chief Financial Officer

Exhibit Index

(a)(1)(A)*	Offer to Purchase dated December 15, 2010.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 15, 2010.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 15, 2010.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Press Release, dated December 15, 2010.
(a)(1)(H)**	Press Release, dated January 18, 2011.
(a)(1)(I)***	Press Release, dated January 24, 2011.
(b)(1)

Amended and Restated Credit Agreement dated as of December 14, 2010 between the Company and Bank of America, N.A. (incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 15, 2010).

(d)(1)

Preferred Stock Rights Agreement dated as of March 6, 2003 between the Company and Computershare Trust Company, N.A., formerly Equiserve Trust Company, N.A. (incorporated by reference from Exhibit 4.1 to the Company’s Report on Form 8/A-12/G filed on March 11, 2003).

(d)(2)

Amendment dated as of March 14, 2006 to the Preferred Stock Rights Agreement between the Company and Computershare Trust Company, N.A., formerly Equiserve Trust Company, N.A. (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 8/A-12/G filed on March 15, 2006).

(d)(3)

Copart Inc. 1992 Stock Option Plan, as amended, and form of stock option agreement (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed on December 30, 1999).

(d)(4)

1994 Employee Stock Purchase Plan (as amended December 8, 2003) with form of subscription agreement (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on February 6, 2004).

(d)(5)	1994 Director Option Plan with form of subscription agreement (incorporated by reference to the Exhibits to the Company’s Registration Statement on Form S-1 filed on January 19, 1994).
(d)(6)	Copart Inc. 2001 Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on June 17, 2002).
(d)(7)	Form of Indemnification Agreement signed by executive officers and directors (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed on October 29, 2002).
(d)(8)	Copart Inc. 2007 Equity Incentive Plan (2007 EIP) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 12, 2007).
(d)(9)	Form of Performance Share Award Agreement for use with 2007 EIP (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 12, 2007).
(d)(10)	Form of Restricted Stock Unit Award Agreement for use with 2007 EIP (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on December 12, 2007).
(d)(11)	Form of Stock Option Award Agreement for use with 2007 EIP (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on December 12, 2007).

(d)(12)	Form of Restricted Stock Award Agreement for use with 2007 EIP (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on December 12, 2007).
(d)(13)	Copart, Inc. Executive Bonus Plan (incorporated by reference to Exhibit 10.13 to the Company’s Current Report on Form 8-K filed on August 3, 2006).
(d)(14)

Amended and Restated Executive Officer Employment Agreement between the Company and William E. Franklin, dated September 25, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on December 10, 2008).

(d)(15)

Form of Copart, Inc. Stand-Alone Stock Option Award Agreement for grant of options to purchase 2,000,000 shares of the Company's common stock to each of Willis J. Johnson and A. Jayson Adair (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on June 12, 2009).

(d)(16)

Amendment dated June 9, 2010 to Option Agreements dated June 6, 2001, October 21, 2002 and August 19, 2003 between the Company and Willis J. Johnson (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-K filed on September 23, 2010).

(d)(17)

Amended and Restated Executive Officer Employment Agreement between the Company and Thomas E. Wylie, dated September 25, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 15, 2010).

(d)(18)

Executive Officer Employment Agreement between the Company and Greg A. Tucker, dated October 29, 2008 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 15, 2010).

(d)(19)

Executive Officer Employment Agreement between the Company and Vincent J. Phillips, dated April 12, 2010 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 15, 2010).

__________

*

Previously filed with the Schedule TO on December 15, 2010.

**

Previously filed with Amendment No. 1 to Schedule TO on January 18, 2011.

***

Filed herewith.